Filed by Altimo Holdings & Investments Ltd.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Open Joint Stock Company “Vimpel-Communications”
Commission File No.:  001-14522

The following announcement was posted on Altimo’s website on April 21, 2010

VimpelCom Ltd. Successfully Completes Exchange Offer for OJSC VimpelCom Shares and American Depositary Shares

Amsterdam, 21 April 2010: VimpelCom Ltd. (NYSE:VIP.WI) today announces the final results of its Exchange Offer for all shares and American Depositary Shares ("ADSs") of OJSC "Vimpel-Communications" ("OJSC VimpelCom") (NYSE:OVIP). For the full release see www.vimpelcomlimited.com

The following announcement was posted to www.vimpelcomlimited.com on April 21, 2010

VIMPELCOM LTD. SUCCESSFULLY COMPLETES EXCHANGE OFFER FOR OJSC VIMPELCOM SHARES AND AMERICAN DEPOSITARY SHARES

Amsterdam, 21 April 2010: VimpelCom Ltd. (NYSE:VIP.WI) today announces the final results of its Exchange Offer for all shares and American Depositary Shares ("ADSs") of OJSC "Vimpel-Communications" ("OJSC VimpelCom") (NYSE:OVIP).

The U.S. Offer expired on 15 April 2010, and the Russian Offer expired yesterday at 11:59 p.m., Moscow time. A combined total of 56,477,397 common and preferred shares, including those represented by ADSs tendered in the U.S. Offer and the shares held by Telenor ASA (“Telenor”) and Altimo Holdings & Investments Ltd. (“Altimo”), were tendered in the Exchange Offer, representing 97.87% of the voting rights in OJSC VimpelCom.

VimpelCom Ltd. has accepted for exchange all shares and ADSs that were validly tendered and not withdrawn. VimpelCom Ltd. will promptly exchange one VimpelCom Ltd. common Depositary Receipt (“DR”) for each OJSC VimpelCom ADS, 20 VimpelCom Ltd. common DRs for each OJSC VimpelCom common share and 20 VimpelCom Ltd. preferred DRs for each OJSC VimpelCom preferred share.

All conditions for successful completion of the Exchange Offer have now been satisfied. The required approvals from the relevant regulatory authorities in Russia and Ukraine have been received and all legal and regulatory proceedings and enforcement actions in the Farimex Case against Telenor have been withdrawn, without cost or loss to Telenor.

As previously announced, VimpelCom Ltd. DRs began trading on a "when-issued" basis, under the ticker symbol "VIP.WI", on Friday, 16 April 2010, and will begin trading tomorrow, 22 April 2010, on the NYSE on a regular way basis under the ticker symbol "VIP". VimpelCom Ltd. intends to cause OJSC VimpelCom to cease trading of OJSC VimpelCom common shares on the Russian Trading System and delist OJSC VimpelCom ADSs from the NYSE following approval by the OJSC VimpelCom Board of Directors

The VimpelCom Ltd. Board of Directors today designated Jo Lunder as the Chairman of the Board and approved the appointments of Jeffrey McGhie as General Counsel and Alexey Subbotin as Director of Investor Relations.

OJSC VimpelCom shares and ADSs not tendered in the Exchange Offer will be subject to a mandatory squeeze-out procedure under Russian law. Further details of the squeeze-out procedure will be announced on or before 26 May 2010.

VimpelCom Ltd.'s majority shareholders, Altimo and Telenor, now hold 44.7% and 36.0% of the voting rights and 39.2% and 39.6% of the economic interests, respectively, in VimpelCom Ltd. Minority shareholders represent 19.3% and 21.2% of the voting rights and economic interests, respectively, in VimpelCom Ltd.

Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated acted as dealer managers for the Exchange Offer.

Alexander Izosimov, CEO of VimpelCom Ltd., commented:

“The completion of the Exchange Offer marks the emergence of a new force in emerging market telecoms. The confirmation of the support for VimpelCom Ltd. from such a high proportion of OJSC VimpelCom shareholders shows that the company can move forward with their full support for its strategy. In addition, the fact that all outstanding issues have been resolved between our two major shareholders, Altimo and Telenor, makes me confident that our new corporate and governance structure will enable us to realise the full potential of our assets and I look forward to working with the OJSC VimpelCom and Kyivstar management teams to achieve this.”

Contacts

Questions on VimpelCom Ltd. may be directed to Alexey Subbotin, Director of Investor Relations

Email: Investor_Relations@VimpelCom.com Tel: +7(495) 974 5888 Fax: +7(909) 991 7903

About VimpelCom Ltd.

The combination of OJSC VimpelCom and Kyivstar into one consolidated company will create a stronger business with enhanced market presence and growth prospects, leading to substantial value creation potential for OJSC VimpelCom shareholders and benefits for all shareholders, subscribers and employees.

Important Additional Information

This announcement relates to the Exchange Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs) and is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The Exchange Offer comprised an offer made pursuant to a prospectus sent to all shareholders of OJSC VimpelCom who are U.S. holders and to all holders of OJSC VimpelCom ADSs, wherever located (the “U.S. Offer”), and an offer made pursuant to a separate Russian offer document to all holders of OJSC VimpelCom shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer expired at 5:00 p.m. New York City time on 15 April 2010, and was only made pursuant to the registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials, filed with the SEC. Free copies of any such documents can be obtained at the SEC’s website at www.sec.gov or at VimpelCom Ltd.’s website at www.vimpelcomlimited.com. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the U.S. Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers). The Russian Offer expired at 11:59 pm Moscow time on 20 April 2010, and was only made pursuant to a Russian offer document.

Cautionary statement regarding forward-looking statements

This announcement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom Ltd.’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that expected benefits may not materialize as expected; that, following the completion of the transactions, the business of OJSC VimpelCom or Kyivstar may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.